

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 10, 2019

<u>Via Email</u>

Tara M. Fisher
Ropes & Gray LLP
800 Boylston Street
Boston, MA 02199

     Re: CIRCOR International, Inc.
           Schedule 14D-9/A filed July 8, 2019
           SEC File No. 5-57061

Dear Ms. Fisher:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the amended filing listed above. Our comment follows. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your Schedule 14D-9. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing(s) and the information you provide in response to this letter, we may have additional comments. Please allow sufficient time for additional staff review after filing your revised materials and your response letter.

<u>Schedule 14D-9/A filed July 8, 2019 - Item 5. Persons/Assets to be Retained, Employed, Compensated or Used</u>

1. See comment 3 in our last comment letter dated July 1, 2019. We continue to have concerns about the adequacy of the revised disclosure provided in this section in response to that comment and pursuant to Item 1009(a) of Regulation M-A and Item 5 of Schedule 14D-9. As discussed in the guidance available on our Web site at www.sec.gov under "Tender Offers and Schedules," Section 14(d) and Regulation 14D, Q&A 159.02 and as requested in our prior comment, the description of the financial advisors' compensation arrangements should include "sufficiently-detailed narrative disclosure to allow security holders to identify the

fees that will provide the primary financial incentive for the financial advisor[s]." As previously requested, your expanded disclosure should further provide additional details about the "potential transaction fee in the event of a sale" that Evercore and J.P. Morgan may receive, including how such a fee would be calculated and when it would be triggered. Your expanded discussion of the sale transaction fee should note whether such a fee could be earned in connection with a sale to Crane Co.

We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551-3263 with any questions about these comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions